April 24, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 24, 2009, of Pansoft Company Limited and are in agreement with the statements contained in the 1st, 2nd and 3rd paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ MSCM LLP